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                                                  OMB APPROVAL
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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. *)

                              EMBREX INC.
                            (Name of Issuer)

                              Common Stock
                    (Title of Class of Securities)

                              290817105
                            (CUSIP Number)

                         Benjamin L. Douglas, Esq.
                     Shartsis Friese & Ginsburg LLP
                     One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
       (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                              April 2, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to
report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7(b) for
other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)
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

CUSIP No. 290817105                          Page 2 of 6 Pages

------------------------------------------------------------------
1  NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

Palo Alto Investors
IRS No.:  94-3088699
------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/X/ (b)/  /
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  -0-
   BENEFICIALLY          -----------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   822,000
    REPORTING            -----------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   -0-
                         -----------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              822,000
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     822,000
------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   / /
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.0%
------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO, IA
------------------------------------------------------------------

CUSIP No. 290817105                          Page 3 of 6 Pages

------------------------------------------------------------------
1  NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

William Leland Edwards
------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/X/ (b)/  /
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  28,400
   BENEFICIALLY          -----------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   822,000
    REPORTING            -----------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   28,400
                         -----------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              822,000
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     850,400
------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   / /
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.3%
------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO, IA
------------------------------------------------------------------

CUSIP No. 290817105                               Page 4 of 6 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Embrex Inc.
(the "Issuer"). The principal executive office of the Issuer is located at
P.O. Box 13989, Research Triangle Park, NC  27709-3989.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a)  The names of the persons filing this statement are Palo
Alto
Investors ("PAI") and William Leland Edwards ("Edwards")
(collectively, the
"Filers").

     (b)  The business address of the Filers is located at 431
Florence
Street, Suite 200, Palo Alto, CA 94301.

     (c) PAI is an investment adviser registered under the Investment
Advisers Act of 1940. Edwards is the President and principal shareholder of
PAI.

     (d) During the last five years, neither of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) PAI is a California corporation. Edwards is a citizen of the
United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

PAI            Funds Under Management*  $[5,535,249.39]
Edwards        Working Capital          $_____________

* Includes funds of PAI's advisory clients invested in the Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

PAI's principal purpose for acquiring the Stock is equity investment.
Because of the current market price of the Stock, PAI has asked the Issuer's
Board of Directors to consider various corporate actions, including, without limitation, a repurchase of certain shares of the Stock. PAI has offered to assist the Issuer's Board of Directors in reviewing the available options.

CUSIP No. 290817105                               Page 5 of 6 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

            Aggregate
        Beneficially Owned   Voting Power    Dispositive Power
Name    Number    Percent     Sole   Shared    Sole     Shared

PAI      822,000   10.0%      -0-    822,000     -0-   822,000
Edwards  850,400   10.3%     28,400  822,000   28,400  822,000

The persons filing this statement effected the following transactions in the
Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since January __, 1998:

     Purchase            Number         Price     Type of
Name  or Sale  Date      of Shares   Per Share($) Transaction

PAI     P     3/2/98      7,000         5.55      Open market
purchase
PAI     P     3/2/98        400         5.61      Open market
purchase
PAI     P     3/2/98      1,000         5.58      Open market
purchase
PAI     P     3/2/98      2,500         5.56      Open market
purchase
PAI     P     3/2/98      6,000         5.55      Open market
purchase
PAI     P     3/3/98      8,000         5.55      Open market
purchase
PAI     P     3/3/98        800         5.58      Open market
purchase
PAI     P     3/3/98      1,500         5.57      Open market
purchase
PAI     P     3/3/98      7,000         5.55      Open market
purchase
PAI     P     3/3/98      6,200         5.55      Open market
purchase
PAI     P     3/4/98      4,200         5.56      Open market
purchase
PAI     P     3/4/98        300         5.63      Open market
purchase
PAI     P     3/4/98      1,000         5.58      Open market
purchase
PAI     P     3/4/98      3,700         5.56      Open market
purchase
PAI     P     3/4/98      3,800         5.55      Open market
purchase
PAI     P     3/5/98      2,000         5.56      Open market
purchase
PAI     P     3/5/98      2,000         5.56      Open market
purchase
PAI     P     3/5/98      2,000         5.55      Open market
purchase
PAI     P     3/27/98     5,000         5.57      Open market
purchase
PAI     P     3/27/98     1,000         5.59      Open market
purchase
PAI     P     3/27/98     2,100         5.57      Open market
purchase
PAI     P     3/27/98     1,000         5.56      Open market
purchase

PAI is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than 5% of the class.

ITEM. 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH
          RESPECT TO SECURITIES OF THE ISSUER.

PAI is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the various securities in which their assets are invested, including the Stock.

CUSIP No. 290817105                               Page 6 of 6 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    April 2, 1998

Palo Alto Investors

By:  /s/ William L. Edwards
     William L. Edwards, President

/s/ William L. Edwards
William L. Edwards